UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2025
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Acquisition of Novaestiq Corp.
On July 22, 2025 (the “Closing Date”), Waldencast plc, a public limited company incorporated under the laws of Jersey (the “Company” or “Waldencast”), together with its newly-formed and wholly-owned subsidiary, Novaestiq Holding LLC, a Delaware limited liability company (“Buyer”), entered into a common stock purchase agreement (the “Stock Purchase Agreement”) and a related registration rights agreement (the “RRA”) with NVQ Investors Holding, LLC, a Delaware limited liability company (“NVQ Holding”), Croma-Pharma GmbH, a company organized under the laws of Austria (“Croma”), and Novaestiq Corp., a Delaware corporation (“Novaestiq”). Pursuant to the terms and conditions of the Stock Purchase Agreement, Buyer purchased 100% of Novaestiq’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”).
Novaestiq owns, among other things, the exclusive rights to commercialize and distribute certain late-stage cosmetic filler products in the brand name of saypha® (the “Products”) in the United States, subject to approval of such Products by the U.S. Food & Drug Administration (the “FDA”). Such commercialization will occur pursuant to a market development agreement between Novaestiq and Croma that was amended and restated as of the Closing Date. Capitalized terms used but not otherwise defined in this section have the meanings given to such terms in the Stock Purchase Agreement and the RRA, as applicable.
No third-party consents or other covenants were required to be obtained or performed during an interim period, so the Stock Purchase Agreement was signed simultaneously with the closing of the transactions contemplated thereby. The total consideration paid to NVQ Holding and Croma pursuant to the Stock Purchase Agreement consisted of (i) $3,000,000 in aggregate cash, subject to certain customary adjustments based on Closing Indebtedness, Closing Cash, Transaction Expenses, and Current Liabilities, and (ii) contingent consideration in the form of up to 9,819,000 unregistered Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Shares”), (1) 3,273,000 of such 9,819,000 Class A Shares are issuable upon the achievement of approval by the FDA of any Product and (2) the remainder of such 9,819,000 Class A Shares are issuable upon the achievement of certain sales milestones related to the Products ((1) and (2) collectively, the “Contingent Share Consideration”). The issuance of any Contingent Share Consideration will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. In addition, as more fully described in the Stock Purchase Agreement, NVQ Holding and Croma will be entitled to certain additional ongoing cash payments based on net sales of the Products (together with the Contingent Share Consideration, the “Contingent Consideration”).
Subject to any applicable securities laws and lock-up restrictions, if applicable, pursuant to the terms and conditions as set forth in the Stock Purchase Agreement and the separate RRA entered into among the Company, NVQ Holding, Croma, and each Holding Member, the resale of the Class A Shares to be issued pursuant to the Stock Purchase Agreement will have the benefit of registration rights, as more particularly described in the RRA.
The Stock Purchase Agreement and the RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties to the Stock Purchase Agreement and the RRA.
The foregoing description of the Stock Purchase Agreement, the RRA and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreement and RRA, copies of which are filed as Exhibit 4.1 and 4.2, respectively, and which are incorporated herein by reference.
Amendment to Credit Agreement
As previously disclosed, on March 18, 2025, Milk Makeup LLC, a Delaware limited liability company (“Milk Makeup”), and Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”, and together with Milk Makeup, the “Borrowers”), which are wholly owned subsidiaries of the Company, entered into the Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrowers, the Company, the lenders party thereto (the “Lenders”) and TCW Asset Management Company, LLC, as administrative agent (in such capacity, the “Administrative Agent”). On the Closing Date, the Borrowers, the Company and certain of their subsidiaries entered into the Limited Consent and First Amendment to Credit Agreement (the “Amendment No. 1”) with the Administrative Agent and the required Lenders. Amendment No. 1, among other things, (i) modifies certain financial covenants by (1) increasing the maximum Total Leverage Ratio (as defined in the Credit Agreement) to 7.00 to 1.00 (for the second fiscal quarter of 2025) and 7.00 to 1.00 (for the third fiscal quarter of 2025) and (2) decreasing the Minimum Fixed Charge Coverage Ratio (as defined in the Credit Agreement) to 0.95 to 1.00 (for the second fiscal quarter of 2025) and 0.95 to 1.00 (for the third fiscal quarter of 2025) and (ii) increases the maximum interest rate margin applicable to the loans (as further described below).
Borrowings under the Credit Agreement, as amended by the Amendment No. 1, will accrue interest at a rate per annum equal to, at the Borrowers’ option, (i) the Adjusted Term SOFR Rate (as defined in the Credit Agreement and based on SOFR) plus an additional margin ranging from 6.25% per annum to 8.00% per annum or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus an additional margin ranging from 5.25% per annum to 7.00% per annum, each depending on the Total Leverage Ratio (as defined in the Credit Agreement) for the applicable determination period.
Press Release
A copy of the press release of the Company announcing the acquisition of Novaestiq is attached hereto as Exhibit 99.1.
The press release attached as Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Forward-Looking Statements
Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction with Novaestiq, the ability to obtain FDA approval for Saypha®, the contingent issuance of the Class A Shares, and the growth strategies of Waldencast, including Obagi Medical and Novaestiq. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi Medical and Novaestiq that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transaction; (ii) the inability to obtain FDA approval for one or both of the Saypha® products; (iii) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (iv) the overall economic and market conditions, sales forecasts and other information about Waldencast’s possible or assumed future results of operations or our performance; (v) changes in general economic conditions; (vi) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; (vii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi Medical’s or Novaestiq’s inability to implement their business plans; and (viii) the ability to implement Waldencast’s strategic initiatives and continue to innovate Obagi Medical’s existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-

F for the year ended December 31, 2024, filed with the SEC on March 20, 2025, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Stock Purchase Agreement dated July 22, 2025, by and among the Waldencast plc, Novaestiq Holding LLC, NVQ Investors Holding, LLC, Croma-Pharma-GmbH and Novaestiq Corp.

4.2	Registration Rights Agreement dated July 22, 2025, by and among Waldencast plc, NVQ Investors Holding, LLC, Croma-Pharma-GmbH and each member of NVQ Investors Holding, LLC.

99.1	Press release of Waldencast plc, dated July 22, 2025, relating to the acquisition of Novaestiq Corp.

Certain portions of Exhibits 4.1 and 4.2 have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (i) not material and (ii) the type that the registrant treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[Intentionally Omitted]”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: July 23, 2025	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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